Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                December 3, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1262
                Global 100 Dividend Strategy Portfolio, Series 1
                       File Nos. 333-199758 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comment letter dated November 28, 2014, regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1262, filed on October 31, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Global 100 Dividend Strategy Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. Please disclose in this section that a total of 100 equally-weighted securities will be chosen for the portfolio, including 50 that will be selected using the U.S. Dividend Strategy and 50 that will be selected using the International 50 Dividend Strategy.

     Response: The disclosure has been revised in response to your comment.

Investment Summary -- Security Selection -- International 50 Dividend Strategy

     2. Part 4 of this section states that the International 50 Dividend Strategy selection must have a minimum of 40% in securities of non-U.S. companies, and that the substitution process will be repeated until a minimum of 40% of the companies selected are non-U.S. companies. Since the International 50 Dividend Strategy represents 50% of the Trust's assets, the security selection criteria could result in the Trust holding only 20% in non-U.S. companies (50% x 40% = 20%). Disclosure in the Principal Investment Strategy section states that at least 40% of the Trust's assets will be invested in securities of non-U.S. companies. Please revise the security selection criteria so that at least 40% of the Trust's assets will be invested in the securities of non-U.S. companies.

     Response: The disclosure has been revised in response to your comment.

Investment Summary -- Hypothetical Performance Information

     3. The "Hypothetical Comparison of Total Return" table in this section includes a footnote that provides that less than 50 securities were selected using the International 50 Dividend Strategy for the years 2000 and 2003 "due to market conditions in the ADR market." Since part 4 of the International 50 Dividend Strategy states that 50 securities are selected using the strategy, please explain to us how less than 50 securities were chosen in 2000 and 2003 using the strategy, and whether the sponsor had discretion regarding the number of securities selected using the strategy. We may have further comments after reviewing your response.

     Response: For the years 2000 and 2003, the security selection for the hypothetical performance data included less than fifty U.S.-listed common stocks and American Depositary Receipts ("ADRs") due to liquidity issues in the ADR market during those years. As a result of the illiquidity, fifty ADRs and U.S.-listed common stocks that fit the other strategy requirements were not available for selection. Because the shortage was due to illiquidity, the sponsor did not have discretion in the number of securities selected. Since 2003, the ADR market has matured significantly and continues to grow as global equity markets further integrate. Consequently, the sponsor does not expect that liquidity in the ADR market will be a concern in the future and anticipates having 50 ADRs in the trust.

Investment Summary -- Principal Risks

     4. The sixth bullet point in this section states that the Trust invests in REITs. Please also disclose the Trust's investments in REITs in the discussion of the Trust's principal investment strategy. In addition, please disclose the Trust's risks regarding its investments in emerging markets, discussed in the first paragraph of the Principal Investment Strategy section.

     Response: The disclosure regarding real estate investment trusts has been revised in response to your comment. Even though securities of companies located in countries considered to be emerging markets may be included in the portfolio, we include risks based upon the final portfolio. If such securities are selected for the portfolio of this trust, we will add the appropriate risk disclosures.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren